FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

February 17, 2015

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH [***] TO DENOTE

WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED

SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR

Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003

Dear Mr. Gilmore:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the “Company”) Form 10-K for the fiscal year ended March 31, 2014, filed May 14, 2014 (the “Form 10-K”), as contained in the letter, dated January 16, 2015 (the “Comment Letter”).

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.              We have reviewed your response to prior comment 1. Please further explain how you have met the criterion of ASC 985-605-25-71(b) in determining whether you could recognize PCS

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

revenue with the initial licensing fee as it relates to Grand Theft Auto V (GTA). In this regard, explain how the upcoming release of “Heists” for GTA Online meets this criterion considering that this update is being released for free for more than one year after the initial release of GTA.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that when the Company initially released Grand Theft Auto Online (“GTA Online”) in the third fiscal quarter of 2014 for the current generation consoles (PlayStation 3 and Xbox 360), we did not intend to provide content updates beyond one year of release. At such time and up through the second fiscal quarter of 2015, our schedule of updates, including the GTA Online Heists (“Heists”) were all expected to be released within the one year timeframe as required under ASC 985-605-25-71(b). Based on the Company’s past practice, we planned to continue to monetize the GTA franchise subsequent to the title’s initial release date through the sale of paid additional content, which are subsequent releases linked to the game which require payment from the end-user and for which we historically established vendor-specific objective evidence (“VSOE”) of fair value.  This was the approach used by the Company with prior releases of the GTA franchise. [***].

Specific to the Heists update, our initial estimated release date was four weeks from the release of GTA Online. This update was subsequently rescheduled to be released in the Spring of 2014, which was communicated through the official Rockstar website on April 4, 2014.  On June 18, 2014, we communicated through the official Rockstar website that although we did not release the Heists in the Spring of 2014, we were working hard to bring this update to users as soon as possible.  [***].  In December 2014, the Company announced internally and externally that the Heists would be ready for release in early calendar year 2015. As described more fully below, changing priorities and shifting resources were some of the causes of the delay of this release.  We respectfully note for the Staff that GTA Online for our next generation users is completely separate from GTA Online for our current generation users GTA Online for current generation was released in the third fiscal quarter of 2014 and was available for those end-users who purchased the GTA V current generation title (e.g. end-users using our current generation software cannot access GTA Online for next generation nor will they have any of the new functionality such as the first person mode of the next generation, unless they purchase the GTA V Next Generation game separately).

[***].  We have summarized below the significant events which occurred during the third fiscal quarter of 2015.

Although our initial assessment noted that we would not provide any updates beyond one year of the release of GTA Online, we have continuously monitored this conclusion and have evaluated

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

subsequent changes to facts, circumstances and intentions including those that have resulted from the evolution of this new virtual currency business offering. The GTA Online business model was new with the release of GTA V, and our internal business plans gradually evolved over time based on the market response. That is, the GTA Online business model was new for the GTA franchise [***].

[***]. As part of this strategy, we realized that we may be able to increase the sale of virtual currency by providing updates to GTA Online. These updates did not significantly change the game content (as discussed in more detail to our response to question 2 below), [***]. Further, players generally had to use virtual currency (either earned through game play or purchased) to access the features included in these updates. This marked our first time in our franchise history that we gave players the option to purchase the virtual currency that is required to access additional content provided, [***]. As a result, prior to the most recent fiscal quarter, we continued to conclude that we met the criteria in ASC 985-605-25-71 to recognize PCS [***].

However, certain notable changes occurred during the third fiscal quarter of 2015 that led us to change this conclusion. One, for the first time we determined that the release of the Heists update would occur after the fiscal quarter of the one year anniversary of the release of GTA Online. A shift of development resources and priorities led to our development team focusing their efforts on other projects, most notably the release of GTA V and GTA Online for the next generation consoles. Two, the launch of the game for the next generation consoles [***]:

•                  [***] (as discussed in additional detail in our response to question 2), this was the first time we clearly indicated an intention to provide updates beyond one year from game release.

During the third fiscal quarter of 2015, the Company also released a Festive Surprise that was developed and released all within the month of December 2014. [***].

Based on the information and events outlined above, we concluded that during the third fiscal quarter of 2015, the implied PCS provided with the GTA V game no longer met the criteria of ASC 985-605-25-71, specifically as it relates to criterion (b).

Our conclusion is based on the factors described above, which are summarized by the following triggering events that occurred during the third fiscal quarter of 2015 and were not present in previous periods:

•                  [***];

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

•                  The release of the Festive Surprise update during December 2014, which was beyond one year after the launch of GTA Online. This update was developed and released during the month of December 2014;

•                  [***].

•                  In addition, although the Company determined that none of the historical updates represented a more-than-inconsequential separate deliverable, we now believed that such updates provided on a when and if available basis may be released beyond a one year period from the date of game release, [***].

Given the change in our ability to meet the criteria of ASC 985-605-25-71 in order to recognize the revenue associated with PCS at the time the license is delivered, the Company re-evaluated the revenue recognition for the sale of the GTA V game. The Company has identified that there are three deliverables related to the GTA V game product offering:

1. GTA V with single-player functionality

2. GTA Online with multi-player functionality; and

3. PCS including unspecified updates periodically made available for GTA Online

While the first two deliverables have been provided to customers and are currently being provided at the time the customer purchases the game, the PCS has not yet been delivered, and beginning in fiscal third quarter of 2015, the criteria in ASC 985-605-25-71 are no longer met in order to immediately recognize that revenue upon delivery of the license.  This is described in further detail in our response to comment 2 below. Further, the Company does not sell the PCS on a standalone basis, [***]. As a result, the Company has concluded it does not have VSOE for the undelivered element. Therefore, beginning in the third fiscal quarter of 2015 and consistent with our existing revenue recognition accounting policy, the revenue recognition guidance in ASC 985-605 requires that the entire arrangement consideration be recognized when (or as) the last deliverable in the arrangement is provided to the customer. Accordingly, effective as of the third fiscal quarter of 2015, all software related revenues from the sale of the full game download and packaged product of GTA V, both current generation and the newly released next generation, will be recognized ratably over the estimated service period, which we have concluded to be 24 months from the time of release. We have included and updated our revenue recognition policy disclosure in our footnotes to the Form 10-Q for the third fiscal quarter of 2015 in order to reflect the deferral of revenue related to GTA V current generation and next generation sales beginning in the fiscal third quarter of 2015.

2.              We have concerns that your unspecified updates and enhancements to add game content and functionality, as well as your matchmaking, statistics, tracking scorekeeping, leadership

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

boards, and photo sharing services, are not of the variety of minor bug fixes typically associated with the criterion under ASC 985-605-25-71(d). In this regard, it appears you have a historical pattern of providing updates and enhancements and that your customers view the incremental functionality to be important to their gaming experience. Moreover, it appears that at least in some instances you expend significant effort to develop these enhancements. For example, we note from a recent article relating to the release of Heists on ign.com that “after many months of designing, testing, rewriting and re-testing, [you] settled on the four player structure that [players] will experience in the game” and that you are “constantly working to improve the GTA Online experience.” To assist us in continuing to evaluate this matter, please provide us any further information, evidence, and justification supporting your view that these updates and enhancements meet aforementioned criterion.

Response:

While we understand the Staff’s concerns, we believe determining whether the online functionality for a particular game constitutes a more-than-an-inconsequential deliverable is subjective and requires management’s judgment. As a result, it is something the Company has monitored closely.  As mentioned in our response to question 1, when GTA Online was initially released, the Company did not have a historical precedent for providing free content updates [***]. Until the beginning of the third fiscal quarter of fiscal 2015, we concluded that we had complied with ASC 985-605-25-71(d) as our unspecified updates provided historically had been and were expected to continue to be minimal and infrequent, which is further supported by a historical pattern of minimal unspecified updates offered in our previous PCS arrangements, [***], as had been done in the past.  Following this initial assessment at the time of the GTA V release, the Company continued to monitor this conclusion and has considered all subsequent changes to facts, circumstances and intentions and beginning in our third fiscal quarter of 2015, we updated our assessment of our revenue recognition policy for GTA V as further described in our response to comment 1 above.  This change in assessment has been reflected in our December 31, 2014 Form 10-Q, filed on February 6, 2015.

Although the ign.com article you referenced above states that “after many months of designing, testing, rewriting and re-testing, we settled on the four player structure that [players] will experience in the game”, we note that the content that has been made available to game players in conjunction with the updates provided, either individually or collectively, [***].  We acknowledge that updates will likely be provided in the future, however, we respectfully bring to your attention that, at the time of this letter, [***].

[***].  For example, the content includes adding new vehicles, weapons, clothing, etc. to an existing portfolio of such items or organizing a mission or activity within the existing game map.

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

[***]. We believe, and have consistently set as a benchmark, that new functionality for a video game instead represents a change to the manner in which a game is played. For example, new functionality would include: 1) changing the viewing perspective of how the game is played from a third-person mode to a first-person mode (which is new functionality that we included in the GTA V Next Generation and PC full game and online releases [***]; whereas the GTA Online for the current generation does not have such functionality), 2) giving a player a new ability to do something that they did not have previously, such as flying a plane, or 3) adding a new map to the game.  These types of changes in functionality have not been provided in any of the updates made available by the Company, [***].

[***]. We also note for the Staff that through the second fiscal quarter of 2015, [***].

Although the focus of the Staff’s questions 1 and 2 were on the Heists, we assessed each of the previous GTA V updates, both during the reporting periods they were initially released and again as part of our comment response, in accordance with the criteria of ASC 985-605-25-71 [***].

As a result, [***]. However, effective as of third fiscal quarter of 2015, the Company concluded that the updates being provided for GTA Online were no longer considered an inconsequential deliverable for the reasons described in our response to comment 1 above.

As mentioned in our response letter dated December 11, 2014, other forms of PCS have been provided in connection with GTA V including matchmaking, statistics tracking, scorekeeping, leadership boards and photo sharing. We continue to believe, based upon our reassessment during this comment response process that these items [***] are highly automated in nature, which do not require any significant ongoing involvement by the Company. We respectfully note that the guidance in ASC 985-605-25-71 through 25-73 does not limit the application of this guidance to “minor bug fixes” but instead focuses on situations where the estimated costs are expected to be insignificant and any unspecified upgrades are minimal and infrequent.

If you believe it would be beneficial, the Company would happily setup a teleconference with the Staff to provide clarification or answer any remaining questions about the Company’s policy.

In addition, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[***] Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST BY TAKE-TWO INTERACTIVE SOFTWARE, INC. PURSUANT TO 17 C.F.R. § 200.83

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *

Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,

/s/ Lainie Goldstein

Lainie Goldstein

Chief Financial Officer

cc:                                David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)